January 22, 2007

Via Facsimile (212) 451-2222 and U.S. Mail

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY  10022

      Re:	Phoenix Technologies Ltd.
		Preliminary Proxy Statement on Schedule 14A
      Soliciting Materials filed pursuant to Rule 14a-12
Filed January 16, 2007 by Starboard Value and Opportunity Master
    Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, John Mutch, Philip Moyer, and Jeffrey C. Smith
		File No. 0-17111

Dear Mr. Wolosky:

      We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
1. Please fill in the blanks in your document.



Cover Page
2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:

* your belief that the company`s recent actions have "proved...to be major mistakes" (first paragraph on page 2); and,
* your assertion that the company has a "poor track record" (second paragraph of page 2).
3. Refer to the first paragraph on page 3. Please clarify that a vote for your nominees will not have any effect on the current proposed transaction or any future transaction and that the proxy authority will not be used for any purpose other than the current election of directors.

Reasons for the Ramius Group`s Solicitation, page 5
4. Please explain your disclosure that the decision by Phoenix to sell products using fully paid-up licensing agreements has created significant downward pressure on near-term revenues.
5. Please revise your disclosure to explain why you believe this election of directors is a "referendum for [security holders] to indicate whether you prefer [your] offer or the Company`s restructuring plan" We note that even if your nominees are elected, they will be a minority of the board of directors and thus unable to effect the company`s acceptance of your offer.
6. Supplementally provide the 2002 study that you cite. Disclose all the information required by Rule 14a-12(c)(2) with respect to all third-party reports on which you rely.
7. We note that your disclosure that the lack of significant ownership of company shares by the company`s current directors may result, in your opinion, in actions "that are not always in the best interests of the greater majority of unaffiliated stockholders" implies that the current directors may not fulfill their fiduciary duties under the circumstances described. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

The Ramius Nominees, page 11
8. Refer to the last paragraph on page 12. Please explain your description of the benefits to be received by your nominees in connection with the sale of the Participation Shares. Your disclosure describes a circular process.

Solicitation of Proxies, page 16
9. We note that you and Innisfree may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, in person and by advertisements. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Other Participant Information, page 17
10. Given Mr. Smith`s participation in the group that filed
Schedule
13D it is unclear why you state that Mr. Smith does not beneficially own any shares.

Form of Proxy
11. Please clarify how you will vote proxies in which no direction is indicated with respect to proposal 2.

Soliciting Materials
12. We note your disclosure that the company`s board has refused to negotiate with you "in good faith." In any future materials, you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
January 22, 2007
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE